UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

27 March 2026

Transaction in Own Shares

NatWest Group plc (the 'Company') announces that, over the past week, it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 March 2026	525,197	529.4000	505.40	511.6709	LSE
23 March 2026	166,326	530.0000	505.40	510.9036	CHIX
23 March 2026	21,219	523.8000	505.60	513.3485	BATE
24 March 2026	467,728	531.2000	521.60	525.5625	LSE
24 March 2026	155,941	530.0000	522.00	525.7056	CHIX
24 March 2026	49,426	528.0000	524.00	526.0342	BATE
25 March 2026	2,432	536.0000	536.00	536.0000	LSE
25 March 2026	2,576	536.0000	536.00	536.0000	CHIX
26 March 2026	491,618	540.0000	533.00	536.8713	LSE
26 March 2026	166,116	540.0000	533.20	536.4202	CHIX
26 March 2026	88,868	540.0000	533.00	536.2875	BATE
27 March 2026	354,110	542.4000	533.40	537.3709	LSE
27 March 2026	142,800	542.6000	533.60	537.1918	CHIX
27 March 2026	64,894	540.8000	533.80	537.5562	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2026, as announced on 16 February 2026.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 195,064,260 Ordinary Shares in treasury and have 7,981,608,867 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor
Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme relating to the Transactions is detailed in the attached:http://www.rns-pdf.londonstockexchange.com/rns/5228Y_1-2026-3-27.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	27 March 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary